Filed by American Financial Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: American Bank of Connecticut

          On July 19, 2001, American Financial Holdings, Inc., a Delaware Corporation, and American Bank of Connecticut, a Connecticut-chartered savings bank, jointly issued the following press release:

NEWS RELEASE

CONTACTS:

Judith E. Falango, Vice President	Betty Veillette, Senior Vice President/Corporate Secretary
American Financial Holdings, Inc.	American Bank of Connecticut
(860) 612-2711	(203) 757-9401
Cynthia B. Armstrong, Senior Vice President
American Financial Holdings, Inc.
(860) 827-2523

AMERICAN FINANCIAL HOLDINGS, INC. TO ACQUIRE

AMERICAN BANK OF CONNECTICUT;

ASSETS TO INCREASE BY NEARLY $1 BILLION;

BRANCH NETWORK AND GEOGRAPHIC REACH TO DOUBLE IN SIZE

AMFH Conference Call and Webcast to Discuss Proposed Acquisition
Will Be Held on Thursday, July 19, 2001 at 10:30 a.m. EDT

NEW BRITAIN AND WATERBURY, CT (July 19, 2001) – American Financial Holdings, Inc. (Nasdaq: AMFH), the holding company for American Savings Bank (ASB), and American Bank of Connecticut (Amex: BKC), jointly announced today that they have signed a definitive agreement whereby AMFH will acquire American Bank of Connecticut for $153 million. This acquisition, which is consistent with American Financial Holdings’ pursuit of a super community bank strategy, will materially strengthen the third largest publicly traded financial institution based in Connecticut. The transaction will increase AMFH’s assets from its current $1.9 billion to $2.8 billion and increase branches from 17 to 34, further expanding the Company’s banking franchise in the state of Connecticut. There are no plans to sell or close any branch offices.

Robert T. Kenney, Chairman, President and Chief Executive Officer of American Financial Holdings, Inc. and American Savings Bank stated: “We are very pleased to announce our proposed acquisition of American Bank of Connecticut, which is consistent with our strategy of increasing shareholder value by building a stronger, customer-oriented, full-service super community bank. We feel that American Bank of Connecticut is an ideal, strategic fit for our organization because it provides an opportunity for us to expand our geographic reach into markets similar to those we already serve, as well as export our expertise in consumer lending and financial planning to an entirely new customer base. We also look forward to leveraging the commercial products offered by American Bank to accelerate our commercial lending initiative.”

William E. Solberg, President and CEO of American Bank, who will be named Senior Executive Vice President of American Financial Holdings, Inc. upon the completion of the transaction, commented: “We believe that this strategic transaction with American Financial Holdings is an excellent opportunity for all of our stakeholders, including our shareholders, customers, employees and the communities we serve. Factors that led us to move forward with this opportunity include our respect for American Financial Holdings’ management team and their core business principles, their personal connections to the markets we serve and an unparalleled commitment to their customers and communities. We look forward to working with American Financial in achieving a smooth integration of our respective organizations.”

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Under the terms of the Merger Agreement, shareholders of American Bank can elect to receive either 1.304 shares of American Financial Common Stock for each American Bank Common Share held (and cash in lieu of any fractional share), $30.00 in cash, or a combination of American Financial Common Stock and Cash as provided in the Merger Agreement. The transaction is expected to close in the fourth quarter of 2001.

The transaction, which is subject to approval by American Bank shareholders and regulatory authorities, will be accounted for using purchase accounting and is expected to be immediately accretive to GAAP and cash earnings in 2002. The Company expects to recognize cost savings of approximately 20 percent by the end of 2002 and record after-tax acquisition related charges of approximately $5.5 million for the transaction in the fourth quarter of 2001 most of which will be reflected in goodwill.

On a pro forma basis, American Financial Holdings will have $2.8 billion in assets and $1.9 billion in total deposits, ranking it as the fifth largest bank for deposit market share in Connecticut. American Financial Holdings will operate through a network of 34 branches and 28 ATMs in 21 Connecticut towns.

Mr. Kenney continued: “American Bank is a conservative company whose markets include the cities of Waterbury, Torrington and the surrounding towns. As part of American Savings Bank, American Bank’s customers will continue to receive the level of customer service they can expect from a super community bank and will have more products, services, and the convenience of a wider geographic and electronic banking network. American Bank customers will also have access to investments, insurance and trust services to assist them with achieving their financial goals.

“During the course of this transaction and after it has been completed, we will continue to concentrate on providing the kind of products and services that will win us greater recognition in our combined markets and stronger demand for financial services of all types. Unlike our larger competitors, the combined strength of American Financial Holdings and American Bank will allow us to offer our customers access to a greater breadth of financial products, the added convenience of a larger market presence, while continuing to provide the level of attentive and consistent customer service and ready access to management that are expected from a super community bank and that are the hallmarks of both our institutions. Importantly, we will remain focused on maintaining strong financial performance and pursuing structured and orderly growth as the basis for accomplishing our broader objective of enhancing shareholder value.”

American Financial Holdings, Inc. will host a conference call, which will also be webcast on the Company’s website, this morning, July 19, 2001, at 10:30 a.m. to review the strategic and financial implications of this acquisition. The dial-in number is (800) 946-0705, conference call number 793187. A replay will be available after 1:00 p.m. for two weeks at (888) 203-1112, access code 793187. The presentation that will be used during the conference call may be obtained by logging on to www.americanfinancialholdings.com.

American Financial Holdings, Inc. is the holding company for American Savings Bank. Established in 1862, American Savings Bank is one of Connecticut's oldest and largest independent banks. Headquartered in New Britain, American Savings currently has 17 branches in 12 communities throughout central Connecticut. The Bank's mission is to continue to operate as an independent bank, delivering quality customer service and offering a wide spectrum of competitively priced financial services to customers. As a community-based bank, American Savings is committed to the betterment of

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the communities it serves. Additional information can be found on the Company’s website: www.americanfinancialholdings.com.

With seventeen branches in nine towns, American Bank of Connecticut is a state chartered savings bank headquartered in Waterbury, Connecticut. The Bank’s shares are traded on the American Stock Exchange under the symbol BKC. Additional information can be found on American Bank of Connecticut’s website: www.ambkct.com.

American Bank of CT Banking Offices

Waterbury

2 West Main Street (Main Office)
1277 West Main Street
153 Thomaston Avenue
1030 Hamilton Avenue
630 Highland Avenue
835 Wolcott Street
2084 North Main Street

Middlebury

503 Middlebury Road

Seymour

249 Bank Street

Southbury

1 Village Street

Torrington

215 High Street
466 Winsted Road

Watertown

1247 Main Street

Winsted

200 New Hartford Road

Wolcott

826 Wolcott Road

Woodbury

59 Main Street South
766 Main Street South

Safe Harbor

This news release contains certain forward-looking statements about the proposed acquisition by American Financial of American Bank. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating American Financial and American Bank, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which American Financial and American Bank are engaged, and changes in the securities markets.

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American Financial will be filing a prospectus and other relevant documents concerning the merger with the Securities and Exchange (SEC). WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition documents filed with the SEC by American Financial will be available free of charge from the Secretary of American Financial at 102 West Main Street, New Britain, Connecticut 06051, telephone (860) 832-4000.

American Bank will be filing a proxy statement and other relevant documents concerning the merger with the Federal Deposit Insurance Corporation (FDIC). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE FDIC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the FDIC by American Bank free of charge from the Secretary of American Bank at Two West Main Street, Waterbury, Connecticut 06702, telephone (203) 757-9401.

American Bank, its directors, officers, employees and agents may be soliciting proxies from American Bank stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth in the proxy statement to be filed by American Bank with the FDIC.

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